EXHIBIT 12

THE HERSHEY COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands of dollars except for ratios)
(Unaudited)

	For the Three Months Ended
	April 3, 2005	April 4, 2004
Earnings:

Income before income taxes	$186,469	$168,470
Add (deduct):
Interest on indebtedness	19,669	15,399
Portion of rents representative of the
interest factor (a)	1,916	2,354
Amortization of debt expense	112	112
Amortization of capitalized interest	800	918

Earnings as adjusted	$208,966	$187,253

Fixed Charges:

Interest on indebtedness	$19,669	$15,399
Portion of rents representative of the
interest factor (a)	1,916	2,354
Amortization of debt expense	112	112
Capitalized interest	-	1,238

Total fixed charges	$21,697	$19,103

Ratio of earnings to fixed charges	9.63	9.80

NOTE:

(a)     Portion of rents representative of the interest factor consists of one-third of rental expense for operating leases.